QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

May 9, 2006

NOTICE IS HEREBY GIVEN that the annual and special meeting of the common shareholders (the "Meeting") of TALISMAN ENERGY INC. (the "Company") will be held in the Imperial Ballroom, Hyatt Regency Calgary Hotel, 700 Center Street S.E., Calgary, Alberta, Canada, on Tuesday, May 9, 2006 at 10:30 a.m. (Mountain Daylight Time) for the following purposes:

1.
to receive the annual report and the consolidated financial statements of the Company for the year ended December 31, 2005 together with the report of the auditor thereon;

2.
to elect the directors for the ensuing year;

3.
to appoint the auditor for the ensuing year;

4.
to consider, and if thought appropriate, to pass, with or without variation, a special resolution to amend the Articles to effect a three for one division of the Company's common shares, as described in the Company's management proxy circular accompanying this Notice of Meeting; and

5.
to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The procedures by which shareholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether a shareholder is a registered shareholder (that is, a shareholder who holds common shares directly in his or her own name and is entered on the register of common shareholders), or a non-registered shareholder (that is, a shareholder who holds common shares through an intermediary (an "Intermediary") such as a bank, trust company, securities dealer or broker). Non-registered shareholders are also advised that the voting procedures applicable to them will vary depending on whether they have given permission to their Intermediary to disclose their ownership information to the Company or have objected to their Intermediary's disclosure of this information.

Registered holders of common shares unable to attend the Meeting in person are requested to complete the enclosed form of proxy and return it in the envelope provided to the Company's transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 10:30 a.m. (Eastern Daylight Time, Toronto, Ontario) on May 8, 2006, or one business day preceding any adjournment of the Meeting. Alternatively, telephone and Internet voting options are available. Please see the form of proxy for more details. Non-registered shareholders are advised to refer to the Company's management proxy circular and to the voting instruction form for instructions relevant to them.

Only registered holders of common shares of the Company at the close of business on March 17, 2006, or their duly appointed proxyholders, will be entitled to vote at the Meeting.

DATED at Calgary, Alberta this 13th day of March, 2006.

BY ORDER OF THE BOARD

M. Jacqueline Sheppard
Corporate Secretary

Full instructions explaining the process for a shareholder to attend the Meeting in person are set out in the management proxy circular accompanying this Notice of Meeting. Shareholders who have questions may call Georgeson Shareholder Communications Canada Inc. toll-free at 1-877-288-7978 for further information.

QuickLinks

Exhibit 99.1
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS